EXHIBIT 99.4

First National Bank, Valparaiso Employee Stock Ownership Plan

Voting Instruction Letter

To: Participants in the First National Bank, Valparaiso Employee Stock Ownership Plan

You are receiving with this letter a “Notice of Special Meeting of Shareholders” and related “Proxy Statement” prepared in connection with a Special Meeting of Shareholders of FINA Bancorp, Inc. The Special Meeting of Shareholders has been called so that the shareholders of FINA Bancorp (the “Shareholders”) may consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated February 19, 2007 (the “Merger Agreement”), that FINA Bancorp has entered into with 1st Source Corporation (“1st Source”), Hickory Acquisition, Inc. (“Hickory”), a wholly owned subsidiary of 1st Source, and Wayne B. Welter as Shareholders’ Agent. The Merger Agreement provides for the merger of FINA Bancorp with and into Hickory, with Hickory as the surviving corporation (the “Merger”). The Proxy Statement includes a complete description of the Merger, and all information presented in this letter is qualified by reference to the Proxy Statement.

As a participant in the First National Bank, Valparaiso Employee Stock Ownership Plan (the “Plan”), you have certain rights with respect to the voting of shares of FINA Bancorp common stock allocated to your account under the Plan. The Plan trustee, First Bankers Trust Services, Inc. (the “Trustee”), is responsible for voting the shares of FINA Bancorp stock held by the Plan; however, you are entitled to instruct the Trustee (1) how to vote the shares of FINA Bancorp stock allocated to your Plan account with regard to the Merger, and (2) how much cash and/or 1st Source Corporation stock you elect to receive in exchange for the FINA Bancorp stock in your Plan account if the merger is approved (“Investment Election”). This letter describes the procedures for exercising your voting instruction rights. The Trustee is responsible for tabulating the participants’ voting instructions confidentially and, after review of the aggregate voting instructions of Plan participants, voting the FINA Bancorp Stock held by the Plan.

Enclosed is a Voting Instruction Card (the “Card”) which shows the number of shares of FINA Bancorp stock allocated to your Plan account as of December 31, 2006. The Card also lists two issues on which you are entitled to give voting instructions; the Merger and the Investment Election.

Your Card must be returned to the Trustee and your instruction will be held in confidence. It will not be revealed to any officer or employee of FINA Bancorp, First National Bank, Valparaiso (the “Bank”), or 1st Source, either at the time of or after the vote, except to the extent required by any court order or federal or state laws or regulations that are not preempted by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Merger

We urge all Plan participants to read the enclosed Proxy Statement in its entirety for a detailed description of the proposed Merger. The Proxy Statement is primarily directed to shareholders of record, not indirect owners like Plan participants. Your rights as Plan participants are affected by the terms of the Plan and not everything described in the Proxy Statement applies to you. In particular, Plan participants do not have any direct voting rights.

Your right as a Plan participant is limited to directing the Trustee as to how you would like the shares of FINA Bancorp stock in your Plan account voted including the right to direct the Trustee via the Investment Election as to your preference for whether your Plan account receives cash or shares of 1st Source Stock, if the Merger is approved. However it is the Trustee, which has general investment responsibility for all Plan assets, who will determine the exact amount of (1) cash, (2) shares of 1st Source stock, or (3) a combination of cash and 1st Source stock that are allocated to your Plan account if the Merger is approved, because the exact amount of cash, shares of 1st Source stock, or a combination of cash and 1st Source stock that the Trustee will receive on behalf of all Plan participants is controlled by the Merger Agreement. See the section of the Proxy Statement titled Merger Consideration for more detailed information about how the payment of cash and shares of 1st Source stock will be calculated for all FINA Bancorp shareholders, including the Trustee, if the Merger is approved.

The terms of the Merger Agreement provide for a portion of the purchase price equal to a total of $4,000,000 plus an additional amount of $0 to $1,500,000 (with the specific amount to be determined shortly prior to closing) to be held in escrow (“Escrow”) under an Escrow Agreement until September 18, 2012 (the “Escrow Period”) if the Merger is approved. The $4,000,000 Escrow is intended to compensate 1st Source for any claim disclosed by FINA Bancorp in connection with the Merger Agreement, any claim or action with regard to dissenting shares and any breach of any representation, warranty or covenant made by FINA Bancorp under the Merger Agreement. The Plan will be a party to the Escrow Agreement, but the Trustee is actively negotiating to convert the Plan’s participation in the Escrow into cash (“Escrow Cash-Out”) as soon as possible following the Merger, if it is approved, so that Plan participants may receive full payment for shares of FINA Bancorp stock without waiting for a potential payment at the end of the Escrow Period. If the Merger is approved, the Trustee will provide you with further information about the Escrow Cash-Out as soon as possible.

If the Merger becomes effective, the Plan will be amended to provide for its termination and all participant accounts will be fully vested as of the termination date. An application will be filed with the Internal Revenue Service requesting issuance of a determination letter to the effect that the termination of the Plan will not affect its tax qualified status. After a favorable determination letter is received, Plan participants will be able to elect to either receive a distribution of their benefits (subject to required tax withholding) or make a direct rollover of their benefits to another eligible retirement plan, including an IRA or another qualified retirement plan that accepts rollover contributions. In the case of Plan participants who remain active employees, a direct rollover may be made to the 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan.

Role of Trustee

The Board of Directors of the Bank determined that it would be in the best interests of Plan participants to appoint an independent trustee to serve as the Plan trustee for purposes of the proposed Merger, replacing the Bank as the Plan’s trustee. The Bank’s Board of Directors (the “Board”) appointed an ESOP Benefits Committee made up of Rita Molengraft, Eric Garrard and Sharon Casbon. After undergoing an interview process, the Committee recommended that First Bankers Trust Services, Inc. be appointed to serve as the Plan’s independent discretionary trustee. The Bank’s Board accepted the Committee’s recommendation and appointed First Bankers Trust Services, Inc. as the Plan’s Trustee. The Trustee has retained independent legal counsel, Parsinen Kaplan Rosberg & Gotlieb P.A., and independent financial advisor, Goelzer Investment Banking (“Goelzer”), to advise it on the proposed Merger. The Trustee’s role in the Merger is to represent the interest of the Plan participants, and to vote for or against the Merger, in part, based on the voting instructions it receives from the participants.

Role of Trustee’s Financial Advisor

Goelzer has been engaged by the Trustee to issue its opinion (the “Opinion”) as to whether the consideration to be received by the Plan for its shares of FINA Bancorp stock pursuant to the terms of the Merger is not less than “adequate consideration” as defined in Title I of ERISA. It is expected that the Opinion will be delivered to the Trustee immediately prior to the Special Shareholder Meeting. Goelzer has advised the Trustee that based upon its review of the transaction and the financial information made available to date, it intends to issue such Opinion. In selecting Goelzer to evaluate the fairness of the financial terms of the proposed Merger, the Trustee considered, among other factors, its qualifications and previous experience with ESOP valuations as well as its reputation. No limitations were placed on the scope of Goelzer’s investigation.

The Trustee’s Fiduciary Obligations

In discharging its duties and responsibilities under the Plan, the Trustee is subject to certain fiduciary obligations imposed by ERISA. In general, the Trustee is obligated to follow participants’ voting instructions, to the extent described above, unless the Trustee independently determines that to do so would be imprudent or contrary to the interest of participants. Therefore, it is possible that, despite participants’ instructions, the Trustee could, in the exercise of its fiduciary obligations, decide to vote all of the Plan’s outstanding shares of FINA Bancorp stock to approve or not to approve the Merger.

As of the date of this Voting Instruction Letter, the Trustee has not made a final determination regarding whether a vote for or against the Merger in accordance with the vote of the participants would be contrary to its fiduciary obligations under ERISA. The Trustee will not make this final determination until the date of the Special Meeting of Shareholders.

Exercise Your Right to Give Voting Instructions

We encourage you to exercise your right to instruct the Trustee to vote the shares of FINA Bancorp stock in your Plan account by completing the enclosed Card and returning it to the Trustee. A pre-addressed postage-paid envelope is included in this mailing or you may address your own envelope to:

First Bankers Trust Services, Inc., as Trustee of the
First National Bank, Valparaiso Employee Stock Ownership Plan
c/o Kimberly A. Serbin, Trust Officer
2321 Kochs Lane
P. O. Box 4005
Quincy, IL 62305-4005
Or fax your Card to: (217) 228-8039

To be counted, your Card must be received by the Trustee (not postmarked) no later than 5:00 p.m., Central time, on May 29, 2007. If you fail to fully complete or timely return the Card, the Trustee will vote your shares in the same manner as the participant directions given on a majority of the shares for which instructions were given, as provided in the Plan, but subject to its fiduciary responsibilities under ERISA, as described above.

Please contact Rita D. Molengraft at First National Bank, Valparaiso for information about the Merger or Proxy Statement at (219) 462-4161, or Kimberly A. Serbin at First Bankers Trust Services, Inc. for information about the voting procedures at (217) 228-8058.

Sincerely,

The ESOP Benefits Committee

With this letter you should have received the following:

▪	Notice of Special Meeting of Shareholders and related Proxy Statement
▪	Voting Instruction Card
▪	Pre-addressed, postage-paid return envelope

IF ANY OF THESE ITEMS IS MISSING, CONTACT RITA D. MOLENGRAFT AT (219) 462-4161 IMMEDIATELY.

4